Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

Subsidiaries (a)	Jurisdiction of Incorporation
Bath & Body Works Brand Management, Inc.	Delaware
Intimate Brands Holding, LLC	Delaware
Intimate Brands, Inc.	Delaware
L (Overseas) Holdings LP	Alberta
L Brands (Overseas), Inc.	Delaware
L Brands Service Company, LLC	Delaware
Mast Industries (Far East) Limited	Hong Kong
Retail Store Operations, Inc.	Delaware
Victoria's Secret Stores Brand Management, Inc.	Delaware
Victoria's Secret Stores, LLC	Delaware

(a)	The names of certain subsidiaries are omitted since such unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of January 30, 2016.